Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Reports First Quarter of 2011 Financial Results
•	Net Revenues increased 24.5% year-over-year for the first quarter to RMB424.4 million (US$64.8 million)[1], within the guidance previously announced

•	EBITDA from operating hotels (non-GAAP) increased 6.2% year-over-year for the first quarter to RMB70.2 million (US$10.7 million)

•	Net loss attributable to China Lodging Group, Limited was RMB14.0 million (US$2.1 million)

•	Diluted loss per ADS[2] for the first quarter was RMB0.23 (US$0.04); excluding share-based compensation expenses, adjusted diluted loss per ADS (non-GAAP) for the quarter was RMB0.18 (US$0.03).

•	35 net new hotels were opened in the first quarter of 2011, increasing hotel count to 473
Shanghai, China, May 10, 2011 — China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.
Operational Highlights
•	During the first quarter of 2011, the Company opened 35 net new hotels, including 16 net leased-and-operated hotels and 19 franchised-and-managed hotels. As of March 31, 2011, the Company had 473 hotels in operation, consisting of 259 leased-and-operated hotels and 214 franchised-and-managed hotels. Our hotels in operation covered 71 cities in China as of March 31, 2011.
•	As of March 31, 2011, the Company had a total pipeline of 162 hotels under development, including 74 leased-and-operated hotels and 88 franchised-and-managed hotels.

[1]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.5483 on March 31, 2011 as set forth in H.10 statistical release of the Federal Reserve Board.

[2]	Each ADS represents 4 of the Company’s ordinary shares.

•	Our operational metrics for the first quarter of 2011 reflected the following factors.
—	Post-Expo impact in Shanghai. Since the Expo closed at the end of October 2010, our hotels in Shanghai experienced lower-than-normal RevPAR, defined as revenue per available room.

—	Seasonality. Our business is seasonal, with the first quarter being the lowest season, when the average daily rate (or “ADR”) and occupancy rate are lower, and new hotels’ ramp-up slower. In particular, in 2011 we experienced a prolonged low season in January and the first half of February. Starting from March 2011, our RevPAR tracked upward.

—	Higher percentage of hotels in the ramp-up stage. Due to our fast expansion, we had a higher percentage of hotels in the ramp-up stage during the first quarter of 2011 compared to the same period last year. The ramping-up hotels, as expected, had lower occupancy rate and RevPAR before becoming mature. In particular, the leased-and-operated hotels in the ramp-up stage would incur similar amount of operational expenses as those in the mature stage, despite of lower revenue contribution. In the first quarter of 2011, the leased-and-operated hotels in operation for less than six months contributed 20% of leased-and-operated hotels’ room nights available for sale, compared to 5% in the first quarter of 2010.
•	The ADR of our hotels was RMB175 in the first quarter of 2011, compared with RMB173 in the first quarter of 2010 and RMB194 in the previous quarter. The 1.3% year-over-year increase was mainly attributable to successful yield management, partially diluted by the city mix shifting toward lower-tier cities. The higher ADR in the previous quarter was mainly a result of Shanghai Expo and seasonality.

•	The occupancy rate for all hotels in operation was 82% in the first quarter of 2011, compared with 93% in the first quarter of 2010, and 87% in the previous quarter. The year-over-year decrease was mainly attributable to post-Expo impact to our Shanghai hotels, increased percentage of hotels in the ramp-up stage and prolonged low season. The sequential decrease resulted from seasonality and higher percentage of hotels in the ramp-up stage in the first quarter of 2011.

•	RevPAR, was RMB143 in the first quarter of 2011, compared with RMB161 in the first quarter of 2010 and RMB168 in the previous quarter. The year-over-year decrease was a mixed result of decreased occupancy partially offset by higher ADR. The sequential decrease was due to lower ADR and lower occupancy.

•	RevPAR for the hotels which had been in operation for at least 18 months was RMB161 for the first quarter of 2011, a 2.4% decrease from RMB165 for the first quarter of 2010 for the same group of hotels. ADR for those hotels increased 4.7% as a result of our yield management efforts, while occupancy decreased by 6.9%, due to prolonged low season and post-Expo impact in Shanghai. We observed signs of improvement in the latter part of the quarter. Outside of Shanghai, hotels in operation for at least 18 months showed a 1.2% increase of RevPAR in March, comparing to a 1.1% decrease for January and February combined, while in Shanghai, a 3.0% decrease of RevPAR in March comparing to a 9.1% decrease for January and February combined.

•	As of March 31, 2011, HanTing Club had approximately 3.1 million individual members, an increase of 74% from March 31, 2010. The individual members contributed 65.7% of room nights sold during the first quarter of 2011, improving from 60% during the first quarter of 2010.

“We continued our solid expansion in the first quarter of 2011 as we opened 35 net new hotels and entered into 6 new cities. Our yield management enabled us to achieve 4.7% ADR increase among mature hotels on a like-for-like basis,” said Mr. Matthew Zhang, Chief Executive Officer of China Lodging Group. “We are pleased to see the improved contribution from our loyalty program as a result of our effort to acquire new customers and a higher level of customer satisfaction, which will support our further penetration into new markets.”
First Quarter of 2011 Financial Results
Total revenues for the quarter were RMB450.4 million (US$68.8 million), representing a 24.9% year-over-year increase and a 5.9% decrease sequentially. The year-over-year increase was primarily due to our increased number of hotels. The sequential decrease was mainly due to seasonality and the absence of one-time benefit from Shanghai Expo which ended October 31, 2010.
Total revenues from leased-and-operated hotels for the first quarter of 2011 were RMB410.4 million (US$62.7 million), representing a 21.0% year-over-year increase and a 6.3% decrease sequentially.
Total revenues from franchised-and-managed hotels for the first quarter of 2011 were RMB40.0 million (US$6.1 million), representing an 85.4% year-over-year increase and a 1.5% decrease sequentially.
Net revenues for the first quarter of 2011 were RMB424.4 million (US$64.8 million), representing an increase of 24.5% year-over-year and a decrease of 6.2% sequentially.
Total operating costs and expenses for the first quarter of 2011 were RMB448.0 million (US$68.4 million), compared to RMB323.7 million (US$47.4 million) in the first quarter of 2010 and RMB421.8 million (US$63.9 million) in the previous quarter. Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB444.6 million (US$67.9 million), representing an increase of 38.8% year-over-year and 6.3% sequentially.
Major components of operating costs and expenses are described and discussed in more details below.

Hotel operating costs for the first quarter of 2011 were RMB361.3 million (US$55.2 million), compared to RMB272.2 million (US$39.9 million) in the first quarter of 2010 and RMB323.3 million (US$49.0 million) in the previous quarter, representing a 32.7% and 11.8% increase, respectively. Our hotel network expansion, especially growth in leased-and-operated hotels, was the main driver for hotel operating costs increase. The average number of leased-and-operated hotels in operation3 during the first quarter of 2011 increased 43.0% from the same period of 2010 and 13.3% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB360.8 million (US$55.1 million), representing 85.0% of net revenues, compared to 79.7% for the first quarter in 2010 and 71.3% in the previous quarter. The year-over-year and sequential increase in hotel operating costs as a percentage of net revenues was mainly due to a higher percentage of leased-and-operated hotels in ramp-up stage which generated relatively low revenues while incurring similar level of costs compared to the mature hotels. Higher utility cost in the first quarter also contributed to the sequential increase due to cold weather.
Selling and marketing expenses for the first quarter of 2011 were RMB17.9 million (US$2.7 million), compared to RMB14.5 million (US$2.1 million) in the first quarter of 2010 and RMB19.2 million (US$2.9 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB17.7 million (US$2.7 million), or 4.2% of net revenues, which was stable compared to 4.2% for the first quarter in 2010 and 4.2% for the previous quarter.
General and administrative expenses for the first quarter of 2011 were RMB34.6 million (US$5.3 million), compared to RMB25.8 million (US$3.8 million) in the first quarter of 2010 and RMB33.4 million (US$5.1 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB31.8 million (US$4.9 million), representing 7.5% of the net revenues, compared with 6.8% of the net revenues in the first quarter of 2010 and 6.8% in the previous quarter. The year-over-year increase in general and administrative expenses was mainly driven by increased personnel cost as a result of network expansion, and professional service fees associated with our becoming a public company.
Pre-opening expenses for the first quarter of 2011 were RMB34.3 million (US$5.2 million), representing a year-over-year increase of 205.6% and a decrease of 25.3% sequentially. The pre-opening expenses were primarily driven by the number of leased-and-operated hotels under construction during the period. 16 leased-and-operated hotels were opened during this quarter and another 74 were in the pipeline at the end of the quarter, compared to five opened and 32 in the pipeline during the same quarter in 2010, and 43 opened and 69 in the pipeline for the previous quarter.

[3]	Calculated as (number of leased-and-operated hotels in operation at the beginning of the quarter + number of leased-and-operated hotels in operation at the end of the quarter)/2

Loss from operations for the quarter was RMB23.6 million (US$3.6 million), compared to income from operations of RMB17.2 million (US$2.5 million) in the first quarter of 2010 and income from operations of RMB30.9 million (US$4.7 million) in the previous quarter. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the quarter was RMB 20.2 million (US$3.1 million). Loss from operations for the first quarter was impacted by post-Expo impact in Shanghai, seasonality, the ramp-up of new leased-and-operated hotels and significant pre-opening expenses.
Net loss attributable to China Lodging Group, Limited for the first quarter was RMB14.0 million (US$2.1 million), compared to net income attributable to China Lodging Group, Limited of RMB12.4 million (US$1.8 million) in the first quarter of 2010 and net income attributable to China Lodging Group, Limited of RMB34.9 million (US$5.3 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2011 was RMB10.6 million (US$1.6 million), compared to adjusted net income attributable to China Lodging Group, Limited of RMB15.9 million (US$2.3 million) in the first quarter of 2010 and RMB38.4 million (US$5.8 million) in the previous quarter.
Basic and diluted net loss per share/ADS. For the first quarter of 2011, basic net loss per share and diluted net loss per share were RMB0.06 (US$0.01); basic net loss per ADS and diluted net loss per ADS were RMB0.23 (US$0.04). Excluding share-based compensation expenses, adjusted basic net loss per share (non-GAAP) and diluted net loss per share (non-GAAP) for the first quarter of 2011 were RMB0.04 (US$0.01), and adjusted basic net loss per ADS (non-GAAP) and adjusted diluted net loss per ADS (non-GAAP) were RMB0.18 (US$0.03).
EBITDA (non-GAAP) for the first quarter of 2011 was RMB35.9 million (US$5.5 million), compared to RMB54.9 million (US$8.0 million) in the first quarter of 2010 and RMB92.9 million (US$14.1 million) in the previous quarter. EBITDA from operating hotels (non-GAAP) for the first quarter of 2011 was RMB70.2 million (US$10.7 million), representing an increase of 6.2% from the first quarter of 2010 and a decrease of 49.4% sequentially. The year-over-year increase was a result of the expansion of our network, while the sequential decrease was mainly due to post-Expo impact in Shanghai, seasonality and the ramp-up of new leased-and-operated hotels.
Cash flow. Net operating cash flow for the first quarter of 2011 was RMB38.6 million (US$5.9 million). Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB157.0 million (US$24.0 million). Another RMB 40.3 million (US$6.1 million) was paid in the first quarter of 2011, on top of the RMB 9.7 million (US$1.5 million) paid in the fourth quarter of 2010, to acquire nine hotels, including a small hotel chain with six hotels.

Cash and cash equivalents. As of March 31, 2011, the Company had cash and cash equivalents of RMB902.0 million (US$137.7 million).
Outlook and Guidance for Second Quarter of 2011
“We are on track to open around 200 new hotels this year and to grow our revenue at a fast pace. As we progress into the second quarter, certain factors that affected our first quarter performance, such as prolonged low season and post-Expo impact in Shanghai, are now behind us,” commented CEO Mr. Zhang. “We are confident that the outlook of the domestic travel market will continue to grow fast. Our investment in leased-and-operated hotels will position us advantageously to capture the growth opportunity. Despite of the near-term margin pressure, we remain confident that our investment in 2011 will enable us to a strong revenue and profit growth in 2012 and forward.”
The Company expects to achieve net revenues in the range of RMB530 to RMB550 million in the second quarter of 2011.
The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
China Lodging Group’s management will host a conference call at 9 p.m. EDT, Tuesday, May 10, 2011 (or 9 a.m. on Wednesday, May 11, 2011 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (866) 405 2350 (for callers in the US), +86 10 800 361 0157 (for callers in China Mainland), +852 2561 8854 (for callers in Hong Kong) or +65 6723 9388 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 6126 6857. Please dial in approximately 10 minutes before the scheduled time of the call.
A recording of the conference call will be available after the conclusion of the conference call through May 17, 2011. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 6126 6857.
The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com.
Annual Report
China Lodging Group filed its Annual Report on Form 20-F for the year ended December 31, 2010 with the Securities and Exchange Commission on April 7, 2011. The Annual Report on Form 20-F can be accessed through the “SEC Filings” page on the China Lodging Group investor relations website at http://ir.htinns.com.
Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA and EBITDA from operating hotels. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.
The use of EBITDA and EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.
The terms EBITDA and EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or EBITDA from operating hotels may not be comparable to EBITDA or EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or EBITDA from operating hotels in the same manner as the Company does.
Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and EBITDA from operating hotels, to consolidated statement of operations information are included at the end of this press release.
About China Lodging Group, Limited
China Lodging Group, Limited (the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of March 31, 2011, the Company had 473 hotels and 54,160 rooms in 71 cities across China.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,”

“intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” beginning on page 13 and elsewhere in the Company’s registration statement on Form F-1. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.
—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Consolidated Balance Sheets

	December 31, 2010	March 31, 2011
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	1,060,067	902,002	137,746
Restricted cash	1,275	3,245	496
Short-term Investment	100,000	100,000	15,271
Accounts receivable, net	21,536	31,942	4,878
Amount due from related parties	3,267	3,267	499
Prepaid rent	152,267	154,964	23,665
Inventories	18,290	20,804	3,177
Income tax receivables	—	2,339	357
Other current assets	40,177	36,525	5,577
Deferred tax assets	17,940	17,940	2,740

Total current assets	1,414,819	1,273,028	194,406

Property and equipment, net	1,422,432	1,485,005	226,777
Intangible assets, net	57,348	56,075	8,563
Goodwill	41,373	41,373	6,318
Other assets	79,953	82,263	12,563
Deferred tax assets	28,155	28,155	4,300

Total assets	3,044,080	2,965,899	452,927

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable	283,203	243,487	37,183
Amount due to related parties	855	969	148
Salary and welfare payable	57,638	39,326	6,005
Deferred revenue	68,599	89,628	13,687
Accrued expenses and other current liabilities	148,926	115,701	17,670
Income tax payable	15,121	—	—

Total current liabilities	574,342	489,111	74,693

Deferred rent	237,427	249,686	38,130
Deferred revenue	48,445	52,353	7,995
Other long-term liabilities	46,619	50,087	7,649
Deferred tax liabilities	11,937	11,937	1,823

Total liabilities	918,770	853,174	130,290

Equity
Ordinary shares	178	178	27
Additional paid-in capital	2,168,364	2,172,241	331,726
Accumulated deficit	(29,705)	(43,661)	(6,667)
Accumulated other comprehensive loss	(22,703)	(26,041)	(3,977)

Total China Lodging Group, Limited shareholders’ equity	2,116,134	2,102,717	321,109
Noncontrolling interest	9,176	10,008	1,528

Total equity	2,125,310	2,112,725	322,637

Total liabilities, mezzanine equity and equity	3,044,080	2,965,899	452,927

China Lodging Group, Limited
Unaudited Consolidated Statements of Operations

	Quarter Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	339,161	437,989	410,390	62,671
Franchised-and-managed hotels	21,569	40,619	39,994	6,108

Total revenues	360,730	478,608	450,384	68,779
Less: business tax and related surcharges	(19,785)	(25,977)	(25,949)	(3,963)

Net revenues	340,945	452,631	424,435	64,816

Operating costs and expenses:
Hotel operating costs	(272,202)	(323,252)	(361,267)	(55,170)
Selling and marketing expenses	(14,511)	(19,212)	(17,897)	(2,733)
General and administrative expenses	(25,808)	(33,389)	(34,551)	(5,276)
Pre-opening expenses	(11,216)	(45,901)	(34,275)	(5,234)

Total operating costs and expenses	(323,737)	(421,754)	(447,990)	(68,413)

Income/(Loss) from operations	17,208	30,877	(23,555)	(3,597)
Interest income	663	8,523	3,904	596
Interest expenses	(1,545)	(272)	(224)	(34)
Other income	—	1,758	1,059	162
Foreign exchange gain/(loss)	(29)	3,244	3,059	467

Income/(Loss) before income tax	16,297	44,130	(15,757)	(2,406)
Income tax benefit/(expense)	(2,626)	(8,093)	2,409	368

Net income/(loss)	13,671	36,037	(13,348)	(2,038)
Net income attributable to noncontrolling interests	(1,223)	(1,117)	(607)	(93)

Net income/(loss) attributable to China Lodging Group, Limited	12,448	34,920	(13,955)	(2,131)

Net earnings/(loss) per share
— Basic	0.07	0.14	(0.06)	(0.01)
— Diluted	0.06	0.14	(0.06)	(0.01)

Net earnings/(loss) per ADS
— Basic	0.26	0.58	(0.23)	(0.04)
— Diluted	0.25	0.57	(0.23)	(0.04)

Weighted average ordinary shares outstanding
— Basic	68,582	241,087	241,156	241,156
— Diluted	196,751	246,623	241,156	241,156

China Lodging Group, Limited
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	361,267	85.1%	473	0.1%	360,794	85.0%
Selling and marketing expenses	17,897	4.2%	196	0.0%	17,701	4.2%
General and administrative expenses	34,551	8.1%	2,724	0.6%	31,827	7.5%
Pre-opening expenses	34,275	8.1%	—	0.0%	34,275	8.1%

Total operating costs and expenses	447,990	105.5%	3,393	0.7%	444,597	104.8%

Loss from operations	(23,555)	-5.5%	3,393	0.7%	(20,162)	-4.8%

	Quarter Ended March 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	55,170	85.1%	72	0.1%	55,098	85.0%
Selling and marketing expenses	2,733	4.2%	30	0.0%	2,703	4.2%
General and administrative expenses	5,276	8.1%	416	0.6%	4,860	7.5%
Pre-opening expenses	5,234	8.1%	—	0.0%	5,234	8.1%

Total operating costs and expenses	68,413	105.5%	518	0.7%	67,895	104.8%

Loss from operations	(3,597)	-5.5%	518	0.7%	(3,079)	-4.8%

	Quarter Ended December 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	323,252	71.4%	425	0.1%	322,827	71.3%
Selling and marketing expenses	19,212	4.2%	138	0.0%	19,074	4.2%
General and administrative expenses	33,389	7.4%	2,874	0.6%	30,515	6.8%
Pre-opening expenses	45,901	10.1%	—	0.0%	45,901	10.1%

Total operating costs and expenses	421,754	93.1%	3,437	0.7%	418,317	92.4%

Income from operations	30,877	6.9%	3,437	0.7%	34,314	7.6%

	Quarter Ended March 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	272,202	79.8%	341	0.1%	271,861	79.7%
Selling and marketing expenses	14,511	4.3%	218	0.1%	14,293	4.2%
General and administrative expenses	25,808	7.6%	2,846	0.8%	22,962	6.8%
Pre-opening expenses	11,216	3.3%	—	0.0%	11,216	3.3%

Total operating costs and expenses	323,737	95.0%	3,405	1.0%	320,332	94.0%

Income from operations	17,208	5.0%	3,405	1.0%	20,613	6.0%

	Quarter Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and per ADS data)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	12,448	34,920	(13,955)	(2,131)
Share-based compensation expenses	3,405	3,437	3,393	518

Adjusted net income/(loss) attributable to China Lodging Group, Limited (non-GAAP)	15,853	38,357	(10,562)	(1,613)

Net earnings/(loss) per share (GAAP)
— Basic	0.07	0.14	(0.06)	(0.01)
— Diluted	0.06	0.14	(0.06)	(0.01)

Net earnings/(loss) per ADS (GAAP)
— Basic	0.26	0.58	(0.23)	(0.04)
— Diluted	0.25	0.57	(0.23)	(0.04)

Adjusted net earnings/(loss) per share (non-GAAP)
— Basic	0.08	0.16	(0.04)	(0.01)
— Diluted	0.08	0.16	(0.04)	(0.01)

Adjusted net earnings/(loss) per ADS (non-GAAP)
— Basic	0.33	0.64	(0.18)	(0.03)
— Diluted	0.32	0.62	(0.18)	(0.03)

Weighted average ordinary shares outstanding
— Basic	68,582	241,087	241,156	241,156
— Diluted	196,751	246,623	241,156	241,156

	Quarter Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	12,448	34,920	(13,955)	(2,131)
Interest expenses	1,545	272	224	34
Income tax expense/(benefit)	2,626	8,093	(2,409)	(368)
Depreciation and amortization	38,246	49,587	52,061	7,950

EBITDA (non-GAAP)	54,865	92,872	35,921	5,485
Pre-opening expenses	11,216	45,901	34,275	5,234

EBITDA from operating hotels (non-GAAP)	66,081	138,773	70,196	10,719

China Lodging Group, Limited
Operational Data

	As of
	March 31,	December 31,	March 31,
	2010	2010	2011
Total hotels in operation:	282	438	473
Leased-and-operated hotels	178	243	259
Franchised-and-managed hotels	104	195	214
Total Hotel rooms in operation	33,650	50,438	54,160
Leased-and-operated hotels	22,334	29,888	31,540
Franchised-and-managed hotels	11,316	20,550	22,620
Number of cities	47	65	71

	For the quarter ended
	March 31,	December 31,	March 31,
	2010	2010	2011
Occupancy rate (as a percentage)
Leased-and-operated hotels	95%	87%	80%
Franchised-and-managed hotels	88%	86%	84%
Total hotels in operation	93%	87%	82%
Average daily room rate (in RMB)
Leased-and-operated hotels	175	200	179
Franchised-and-managed hotels	167	186	170
Total hotels in operation	173	194	175
RevPAR (in RMB)
Leased-and-operated hotels	166	174	144
Franchised-and-managed hotels	147	160	142
Total hotels in operation	161	168	143
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2010	2011
Total hotels in operation:	216	216
Leased-and-operated hotels	167	167
Franchised-and-managed hotels	49	49
Total Hotel rooms in operation	26,542	26,542
Leased-and-operated hotels	21,047	21,047
Franchised-and-managed hotels	5,495	5,495
Occupancy rate (as a percentage)	95%	89%
Average daily rate (in RMB)	173	182
RevPAR (in RMB)	165	161